

Mail Stop 3720

February 13, 2009

Heera Lee
Director of Finance and Principal Financial Officer
AML Communications, Inc.
1000 Avenida Acaso
Camarillo, California 93012

> **Re:** **AML Communications, Inc.**
> **Form 10-KSB for the fiscal year ended March 31, 2008**
> **Filed June 30, 2008**
> **File No. 000-27250**

Dear Mrs. Lee:

We have reviewed your supplemental response letter dated January 29, 2009 as well as your filing and have the following comments.

Form 10-KSB for the fiscal year ended March 31, 2008

Consolidated Statement of Income, page 29

1. We reissue prior comment 3. Please provide us with a more detailed analysis of all of the specific factors you considered, as provided by paragraphs 21-25 of SFAS 109, which supports your conclusion on the future realization of deferred tax assets.

9. Acquisition of Mica-Tech's Remaining Interest, page 53

2. We note your response to prior comment 5. In future filings, please clarify your note 9 by including the details provided in your response.

3. We note your response to prior comment 6. We note that from the period April 11, 2007 – February 19, 2008 that Mica-Tech was consolidated due to the purchase of 51% that was acquired on April 11, 2007. We further note your statement that your "treatment is in accordance with the equity method of accounting when purchased pre-acquisitions earnings (loss) are used with interim acquisitions." It is unclear to us why you adjusted the purchase price by the amount of Mica-Tech's loss for period of April 11, 2007 – February 19, 2008 especially since you were not accounting for Mica-Tech under the equity method. Please refer to the specific accounting guidance

that you utilized to determine your accounting and explain in greater detail why your accounting is appropriate.

4. To get a better understanding of the Mica-Tech transactions, your accounting and the allocation of the purchase price, please provide us with the following information:

- The journal entries recorded upon acquisition of the initial 51% interest;
- The journal entries recorded upon acquisition of the remaining 49% interest;
- The quarterly journal entries/adjustments made to the minority interest balance from the acquisition date through the acquisition date of the remaining minority interest;
- How the minority interest amount was initially determined upon acquisition of the 51% interest;
- How you recorded the initial 51% purchase. Did you record 100% of the fair value of the assets and liabilities acquired as of the initial acquisition date; for example, did your purchase price allocation record 100% of the fair value of the intangible assets of MicaTech at April 11, 2007? It is unclear from your disclosures in the Form 10-Q for the quarterly period ended June 30, 2007. It also appears from note 2 to the financials on page 35 of your Form 10-KSB that you recorded a step up upon acquisition of the remaining 49%. Please advise.
- Tell us why there was a change in the fair value assigned to the intangible assets at June 30, 2007 compared to the fair value in your purchase price allocation disclosed as of March 31, 2008 on page 54 of your Form 10-KSB.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director